Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Vapor Corp. (the “Company”) on Amendment No. 1 to the Form S-1 (File No. 333-204599 ) of our report dated March 31, 2015 (except for Note 14, as to which the date is July 10, 2015) , which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Vapor Corp. as of December 31, 2014 and 2013 and for the years then, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP
Marcum LLP
New York, NY
July 10 , 2015